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                           March 2, 2023

       David Byrnes
       Chief Financial Officer
       MSGE Spinco, Inc.
       Two Pennsylvania Plaza
       New York, NY 10121

                                                        Re: MSGE Spinco, Inc.
                                                            Registration
Statement on Form 10-12B
                                                            Filed February 16,
2023
                                                            File No. 001-41627

       Dear David Byrnes:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Preliminary Information Statement

       Two Pennsylvania Plaza Sublease, page 167

   1. We note your response to comment 2 and reissue. Please revise to describe and quantify the expected sublease
payments under this agreement and the comparable agreement
                                                        disclosed on page 170
with MSG Sports.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Byrnes
MSGE Spinco, Inc.
March 2, 2023
Page 2

       You may contact Suying Li at 202-551-3335 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Byrnes
                                                         Division of
Corporation Finance
Comapany NameMSGE Spinco, Inc.
                                                         Office of Trade &
Services
March 2, 2023 Page 2
cc:       Robert W. Downes, Esq.
FirstName LastName